10B5-1 SALES PLAN

This 10B5-1 SALES PLAN (the "Sales Plan") is dated this 1st day of December 2004, between Jack E. Golsen, an individual ("Seller"), and Capital West Securities, Inc. ("Broker"). For good and valuable consideration, the receipt of which is acknowledged, Seller and Broker hereby agree as follows:

1.  Background. This Sales Plan is entered into between Seller and Broker for the purpose of establishing a trading plan that complies with the requirements of Rule 10b5-1(c)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Seller is establishing this Sales Plan in order to permit the disposition of a portion of Seller's holdings of the common stock, par value $0.10 per share (the "Stock"), of LSB Industries, Inc. (the "Issuer"). Seller desires to engage Broker to effect sales of shares of stock in accordance with this Sales Plan.

2.  Appointment of Broker; Sales. Seller hereby appoints Broker to sell shares of Stock pursuant to the terms and conditions set forth below. Subject to such terms and conditions, Broker accepts such appointment.

2.1  Authorized Selling. Commencing, December 2, 2004 (the "Effective Date") and continuing for a period of twelve months calendar months after the Effective Date (the "Effective Date"), Broker is authorized and directed, from time to time during the Effective Period, to sell up to a maximum of 25,000 shares of Stock, at Broker's discretion, on the American Stock Exchange ("AMEX") at a price per share at or above $0.15 below market price or $7.60, whichever is higher, such prices being before deducting any commission, commission equivalent, mark-up or differential, or other expenses of sale.

2.2  Market Disruptions. Seller understands that Broker may not be able to effect a sale due to a market disruption. If any sale cannot be executed due to a market disruption, Broker shall effect such sale as promptly as practical after the cessation or termination of such market disruption pursuant to this Sales Plan.

3.  Term. This Sales Plan is effective on the Effective Date. Broker will cease selling Stock and the Sales Plan will terminate on the earlier of:
    November 30, 2005;
    the completion of the sale of 25,000 shares of Stock pursuant to this Sales Plan;
    notice to Seller or Broker that Seller or Broker is not able to effect the sale of Stock under this Sales Plan due to a legal, regulatory or contractual restriction applicable to Seller or Broker;
    death of Seller;
    Seller or Broker's reasonable determination that the Sales Plan does not comply with Rule 10b5-1 or other applicable securities laws; or
    written notice by Seller or Seller's counsel to Broker informing Broker of Seller's suspension or termination of the Sales Plan.
4.  Seller's Representations, Warranties and Covenants.

4.1  As of the date of this Sales Plan, Seller (a) is not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock), (b) is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent Broker from conducting sales in accordance with this Sales Plan and (c) is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or compliance with the federal securities laws.

4.2  Seller shall immediately notify Broker if Seller becomes subject to a legal, regulatory or contractual restriction or undertaking that would prevent Broker from making sales pursuant to this Sales Plan.

4.3  Seller is currently able to sell shares of Stock in accordance with the Issuer's insider trading policies and Seller has obtained the approval of the Issuer's counsel to enter into this Sales Plan.

4.4  The shares of Stock subject to the Sales Plan are free and clear of liens and encumbrances of any kind.

4.5  While the Sales Plan is in effect, Seller will not, directly or indirectly, (a) disclose to Broker or any persons affiliated with Broker who is effecting sales under this Sales Plan any information concerning the Stock or the Issuer that might influence the execution of this Sales Plan; or (b) engage in offsetting or hedging transactions in violation of Rule 10b5-1.

4.6  Seller agrees to make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act.

4.7  Seller acknowledges and agrees that Seller does not have, and shall not attempt to exercise, any influence over how, when, or whether to effect sales of Stock pursuant to this Sales Plan.

5.  Rule 144.

5.1  Broker agrees to conduct all sales under this Sales Plan in accordance with the manner of sale requirement of Rule 144, if applicable, under the Securities Act of 1933, as amended (the "Act"), if applicable. If Rule 144 is applicable, Broker will not effect any sale which would exceed the then applicable volume limitation under Rule 144, assuming Broker's sales under this Sales Plan are the only sales subject to that limitation. Seller agrees not to take, and agrees to cause any person or entity with which Seller would be required to aggregate sales of Stock pursuant to paragraph (a)(2) or (e) of Rule 144 not to take, any action that would cause the sales under this Sales Plan not to comply with Rule 144.

5.2  Broker will be responsible for completing and filing on behalf of Seller each required Form 144. Seller hereby grants Broker a power of attorney to complete and file on behalf of Seller Forms 144. Seller understands and agrees that Broker will make one Form 144 filing at the beginning of each three-month period commencing on the Effective Date. Each Form 144 filed by Broker on behalf of Seller shall (a) state that the sales are being effected in accordance with an existing Sales Plan intended to comply with Rule 10b5-1, (b) indicate the date the Sales Plan was adopted, and (c) state that the representations are made as of such date.

6.  Certain Events.

6.1  In the event of a stock split or reverse stock split of the Stock, the maximum number of shares of Stock to be sold and the minimum price established above in paragraph 2 will be automatically adjusted proportionately.

6.2  In the event of a reincorporation or other corporate reorganization resulting in an automatic share-for-share exchange of new shares for the type of Stock subject to the Sales Plan, then the new shares will automatically replace the type of Stock originally specified in the Sales Plan.

7.  General.

7.1  This Sales Plan is intended to comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act, and this Sales Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c).

7.2  Broker shall immediately notify Seller if Broker becomes subject to a legal, regulatory or contractual restriction or undertaking that would prevent Broker from making sales pursuant to this Sales Plan.

7.3  This Sales Plan may be modified or amended only upon the written agreement of Seller and Broker.

7.4  This Sales Plan shall be governed by and construed in accordance with the laws of the State of Oklahoma and may be modified or amended only by a writing signed by the parties hereto.

7.5  Proceeds from each sale of Stock effective under this Sales Plan will be delivered to Seller's Brokerage account, or such other account as directed in writing by Seller to Broker.

7.6  This Sales Plan may be signed in any number of counterparts, each shall be an original with the same effect as if all of the signatures were upon the same instrument.

7.7  If any provision of this Sales Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All of the provisions of this Sales Plan will continue and remain in full force and effect.

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of the date first written above.

Name: Jack E. Golsen

("Seller")

CAPITAL WEST SECURITIES, INC.

By:

Name:

Title:

("Broker")